Exhibit 99.1

Quebecor World Inc.

TSX:    IQW

May 15, 2008

Quebecor World Releases First Quarter Results

HIGHLIGHTS

- Quebecor World filed for Creditor Protection under CCAA and Chapter 11 in Canada and the United States on January 21, 2008.

- Quebecor World received final orders for $1 billion DIP (debtor-in-possession) financing from courts in Canada and the United States.

- First quarter 2008 revenues of $1.3 billion compared to $1.4 billion in first quarter last year.

MONTREAL, CANADA - On January 21, 2008, Quebecor World Inc. (TSX:IQW) filed for creditor protection in the United States and Canada due to the inability of the Company to raise new capital in the difficult financial market and to complete the sale of its European operations. The filing was necessary to ensure the long-term sustainable profitability of the Company within a process that ensures fair and equitable treatment for all stakeholders.

Since the initial filing, the Company received the final order for its $1 billion DIP (debtor-in-possession) financing from the U.S. and Canadian courts. The Company also received an extended stay of proceedings under CCAA in Canada to July 25, 2008. The stay of proceeding under the Chapter 11 process is through to July of 2009. As stated in the Monitor’s report of May 6, 2008, the Company had an unrestricted cash balance of $123 million at April 27, 2008 and, as a result of the granting of the Final DIP Order on April 1, 2008, has access to the $400 million Revolving Loan Facility.

Quebecor World has made substantial progress on the advancement of the Chapter 11 and CCAA processes with assistance of the restructuring committee of the Board, its advisors, the Chief Restructuring Officer and input from the Monitor. The Company is developing a business plan which will reflect the Company’s expectation of future operating performance both during and after the CCAA and Chapter 11 processes and expects to discuss those shortly with its stakeholders committee’s.

Quebecor World announces that for first quarter 2008 it generated revenues of $1.3 billion compared to $1.4 billion in 2007. Operating loss before impairment of assets, restructuring, and other charges (IAROC) and business disposals in the first quarter was $2.8 million compared to operating income of $22.2 million in the first quarter of 2007. On the same basis, adjusted EBITDA was $73.4 million in first quarter 2008 compared to $103.0 million in the first quarter 2007. First quarter results included impairment of assets, restructuring and other charges (IAROC) net of income taxes of $38.0 million compared to $23.1 million in the first quarter last year. In the first quarter of 2008, the Company incurred a non-cash loss of $32 million related to its former UK facility as well as reorganization charges of $14.2 million. The lower adjusted EBITDA in 2008 is attributed to reduced volume, customer losses realized last year in the U.S. book and catalog segments, lower prices related to excess capacity, a weaker world-wide economy and the impact of the creditor protection process.

“We continue to implement the final phases of our three-year retooling and restructuring plan which is being completed in 2008,” said Jacques Mallette, President and CEO Quebecor World. “Our refinancing efforts at the end of 2007 and our filing for creditor protection in the U.S. and Canada created uncertainty with selected customers. This resulted in spot volume reductions which contributed to our reduced profitability. However, the overwhelming majority of our customers have been very supportive and we continue to work toward the objective of exiting creditor protection as soon as possible as a strong player in our industry. Our adjusted EBITDA results in the first quarter are also slightly ahead of projections for our DIP financing.”

In the last three months Quebecor World has renewed business with major publishers and retailers including, McGraw Hill, Simon and Schuster, Bauer, Wenner Media, Rona, Carrefour Group and many others. The Company is serving all its global customers with superior products and services. This includes enhanced before and after print value-added services as exemplified by Quebecor World’s Integrated Multi-Channel Solutions offering to increase the efficiency of customers advertising campaigns. In the coming weeks and months, Quebecor World intends to further expand this and other programs to create additional customer value.

First quarter per share information and restructuring charges

In the first quarter Quebecor World reported a net loss of $190.0 million or ($1.29) per share compared to a net loss of $38.1 million or ($0.34) per share in the first quarter of last year. First quarter results included impairment of assets, restructuring and other charges (IAROC) net of income taxes of $38.0 million or $0.26 per share, compared to $23.1 million or $0.17 per share in the same period in 2007. Excluding IAROC, the adjusted net loss was $152 million or ($1.03) per share in the first quarter 2008 compared to adjusted net loss of $15 million or ($0.17) per share for the first quarter last year.

Use of Non-GAAP Measures

In the discussion of our 2008 results, we use certain financial measures that are not calculated in accordance with Canadian generally accepted accounting principles (GAAP) or United States GAAP to assess our financial performance, including EBITDA (earnings before interest, tax, depreciation and amortization), Adjusted EBITDA and operating income before IAROC (impairment of assets, restructuring and other charges) and goodwill impairment. We use such non-GAAP financial measures because we believe that they are meaningful measures of our performance. Our method of calculating these non-GAAP financial measures may differ from the methods used by other companies and, as a result, the non-GAAP financial measures presented in this press release may not be comparable to other similarly titled measures disclosed by other companies. We provide a reconciliation of these non-GAAP financial measures to the most directly comparable GAAP financial measures in Figure 5, “Reconciliation of non-GAAP Measures” of our first quarter 2008 management’s discussion and analysis filed with the Canadian securities regulatory authorities at www.Sedar.com and with the United States Securities and Exchange Commission at www.sec.gov. A copy of our first quarter 2008 management’s discussion and analysis is also available on the Company’s website at www.quebecorworld.com.

Forward looking statements

This press release may include “forward-looking statements” that involve risks and uncertainties. All statements other than statements of historical facts included in this press release, including statements regarding the prospects of the industry and prospects, plans, financial position and business strategy of Quebecor World Inc. (the “Company”), may constitute forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities legislation and regulations. Forward-looking statements generally can be identified by the use of forward-looking terminology such as “may,” “will,” “expect,” “intend,” “estimate,” “anticipate,” “plan,” “foresee,” “believe” or “continue” or the negatives of these terms or variations of them or similar terminology. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, it can give no assurance that these expectations will prove to have been correct. Forward-looking statements do not take into account the effect that transactions or non-recurring or other special items announced or occurring after the statements are made have on the Company’s business. For example, they do not include the effect of dispositions, acquisitions, other business transactions, asset writedowns or other charges announced or occurring after forward-looking statements are made.

Investors and others are cautioned that undue reliance should not be placed on any forward-looking statements. For more information on the risks, uncertainties and assumptions that could cause the Company’s actual results to differ from current expectations, please refer to the Company’s public filings available at www.sedar.com, www.sec.gov and www.quebecorworld.com. In particular, further details and descriptions of these and other factors are disclosed in the “Risk Factors” section of the Company’s Management’s Discussion and Analysis for the year ended December 31, 2007.

The forward-looking statements in this press release reflect the Company’s expectations as of May 15, 2008 and are subject to change after this date. The Company expressly disclaims any obligation or intention to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by the applicable securities laws.

Quebecor World Inc. is currently subject to Court protection under the Companies’ Creditors Arrangement Act (Canada), and various U.S. subsidiaries have filed petitions under Chapter 11 of the U.S. Bankruptcy Code.

About Quebecor World

Quebecor World Inc. (TSX:IQW) is a world leader in providing high-value, complete marketing and advertising solutions to leading retailers, catalogers, branded-goods companies and other businesses with marketing and advertising activities, as well as complete, full-service print solutions for publishers. The Company is a market leader in most of its major product categories, which include advertising inserts and circulars, catalogs, direct mail products, magazines, books, directories, digital premedia, logistics, mail list technologies and other value-added services. Quebecor World has approximately 28,000 employees working in more than 115 printing and related facilities in the United States, Canada, Argentina, Austria, Belgium, Brazil, Chile, Colombia, Finland, France, India, Mexico, Peru, Spain, Sweden, and Switzerland.

Web address: www.quebecorworld.com

Quebecor World Inc.

Financial Highlights

(In millions of US dollars, except per share data)

(Unaudited)

	Three-month periods ended
	March 31
	2008	2007

Consolidated Results from Continuing Operations
Revenues	$1,264.6	$1,393.4
Adjusted EBITDA	41.4	92.0
Adjusted EBIT	(34.8)	11.2
IAROC	39.4	29.5
Operating loss	(74.2)	(18.3)
Net loss	(190.0)	(38.1)
Adjusted EBITDA margin (i)	3.3%	6.6%
Adjusted EBIT margin (i)	(2.8)%	0.8%
Operating margin (i)	(5.9)%	(1.3)%

Segmented Information from Continuing Operations
Revenues
North America	$946.0	$1,077.2
Europe	250.1	253.3
Latin America	68.5	63.9

Adjusted EBIT
North America	$14.8	$37.3
Europe	(43.4)	(26.5)
Latin America	1.7	2.5

Adjusted EBIT margin (i)
North America	1.6%	3.5%
Europe	(17.4)%	(10.4)%
Latin America	2.4%	4.0%

Selected Cash Flow Information
Cash provided by operating activities	$85.6	$73.4
Free cash flow (ii)	63.9	25.8

Per Share Data
Loss from continuing operations
Diluted	$(1.29)	$(0.34)
Adjusted diluted	$(1.03)	$(0.17)

	Three-month period ended March 31	Twelve-months period ended December 31
	2008	2007

Financial Position
Working capital	$(2,590.9)	$(1,069.4)
Total assets	4,235.8	4,163.0
Shareholders’ deficit	(508.7)	(433.0)

EBITDA:   Operating income before depreciation and amortization.

IAROC:    Impairment of assets, restructuring and other charges.

Adjusted: Defined as before IAROC and before goodwill impairment charge.

(i)             Margins calculated on revenues.

(ii)          Cash provided by operating activities, less capital expenditures and preferred share dividends, net of proceeds from disposals of assets and proceeds from business disposals.

CONTACT INFORMATION:

Quebecor World Inc.

Tony Ross

Vice President, Communications

514-877-5317

800-567-7070

or

Quebecor World Inc.

Roland Ribotti

Vice President, Investor Relations and Assistant Treasurer

514-877-5143

800-567-7070

INDUSTRY: Manufacturing and Production - Packaging and Containers, Media and Entertainment - Books and Publishing